Emtec, Inc

SUMMARY OF TERMS AND CONDITIONS
for
SENIOR SUBORDINATED DEBT

April 24, 2013

This Summary of Terms and Conditions ("Term Sheet") has not been approved by the Investment Committee of Lender (as defined below) and does not constitute a commitment to invest. This summary does not purport to summarize all the terms, conditions, covenants, representations, warranties, and other provisions, which would be contained in the definitive legal documentation for the contemplated financing. Except for the terms of this Summary under the headings "Confidentiality," "Exclusivity," and "Expenses," which upon execution will be binding on the parties, the terms herein are not binding. NewSpring Capital, LLC (and its affiliates) have yet to complete their requisite due diligence on the prospective Investee. Accordingly, this Term Sheet is for discussion purposes only. Notwithstanding that the Issuer is a limited liability company, this Term Sheet uses terms associated with a corporate structure (e.g., "stock", "shares" and "shareholders"); the analogous terms associated with a limited liability structure (e.g., "units", "interests" and "members") are intended and will be used in definitive documents.

Issuer:	The transaction contemplated is a debt investment in Emtec, Inc (the "Company") and each of its subsidiaries (collectively the "Borrowers").
Lender:	NewSpring Mezzanine Capital II, L.P., (the "Agent") and PeachTree II, L.P., (collectively the "Lenders").
Use of Proceeds:	The funds will be used solely as follows: i) to buy-back outstanding shares of the Company during the process of becoming a private company (referred to as "Going Dark"); and ii) for transaction related expenses of Going Dark.
Amount and Type:	Up to $2,000,000 aggregate principal amount of senior subordinated debt (the "Loan Amount" or the "Loan") but not less than $500,000. This term sheet is based upon a Loan Amount of $2,000,000.
Draws of Capital	The Company shall have the ability for a three (3) month period after Closing to draw down on the Loan in increments of no less than $100,000.
Amortization:	Interest only payable monthly with the Loan Amount and any accrued and unpaid interest (including, without limitation, any PIK Interest (as defined below)) payable upon maturity.
Maturity:	August 15, 2016
Closing Fee:	One and half percent (1.5%) of the Loan Amount.
Interest Rate:	Sixteen percent (16%) per annum, payable as follows: (i) twelve percent (12%) per annum ("Cash Interest") payable monthly in arrears in cash via automatic wire transfer and (ii) four percent (4%) per annum ("PIK Interest") shall accrue on the unpaid Loan Amount and shall be capitalized to the principal balance and added to the Loan Amount on a quarterly basis, in each case, calculated on a 360-day basis.
Post Default Interest:	Four percent (4%) per annum in excess of the Interest Rate, applicable upon the occurrence and during the continuation of an event of a default, accrued and payable in cash on demand.

Collateral Security:	A second priority perfected lien on all present and future assets, tangible and intangible, of each Borrower and a second priority pledge of the equity in the Company and each of its subsidiaries, subject only to a perfected lien and security interest of the Borrowers' Senior Lender pursuant to the terms of an intercreditor agreement to be entered into with the Borrowers' Senior Lender in form and substance satisfactory to Lenders.
Subordination:	Subordinated in right of payment to all senior debt of the Borrowers as defined in the Senior Credit Agreement pursuant to an intercreditor agreement on customary market terms for institutional mezzanine debt acceptable to the Borrowers, the Lender and the senior lenders. Any other indebtedness, including the Lenders' existing senior subordinated debt issued August 15, 2011 (referred hereto as the "Junior Senior Subordinated Debt") and seller debt for acquisitions shall be subordinated and junior in right of payment to all in connection with the Loan under a subordination agreement acceptable to Lender in its sole discretion.
Optional Prepayments:	The Borrowers may elect to prepay, in whole or in part, the outstanding principal amount.
Prepayment Penalty:	If Borrowers prepay in full or in part with proceeds of external financing there will be a prepayment penalty as follows: Year 1: 5% Year 2: 3% Year 3: 0 A prepayment will not apply if the Loan is converted into a different security on the balance sheet.
Mandatory Prepayments:	Shall mirror those of the Junior Senior Subordinated Debt.
Events of Default:	Shall mirror those of the Junior Senior Subordinated Debt.
Affirmative Covenants:	Shall mirror those of the Junior Senior Subordinated Debt.
Negative and Financial	Shall mirror those of the Junior Senior Subordinated Debt.
Representations and Warranties:	Shall mirror those of the Junior Senior Subordinated Debt.
Board Representation:	Lender shall have one (1) observation seat with all out-of-pocket expenses paid by the Borrowers.
Conditions to Closing:	Standard for this type of security, including, but not limited to: 1) The Borrowers shall have obtained all necessary board and shareholder consents to, and approval of, the transaction described in this term sheet; 2) The Borrowers have complied with all SEC rules and regulations with regards to executing the transaction described in this term sheet; 3) The Lenders shall complete its due diligence investigation of all aspects of the Borrowers (including, without limitation, to updated projections for the next three years);

4) All documents required by the Lenders, and the Company to execute upon the transaction described in this term sheet including without limitation a Loan Agreement, a Note, a Subordination Agreement, and all required agreements with management and employees shall be in agreed upon form and ready for execution by the parties;
5) Approval of the investment by the Lenders' investment committee, as applicable;
6) No material adverse changes shall have occurred with respect to the Borrowers;
7) Closing fees for legal, accounting or other soft costs to be approved by and satisfactory to the Lenders;
8) Executed term sheet or equivalent for the joint venture for the federal segment of the business;
9) Compliance by the Borrowers with all applicable laws and regulations, including without limitation, the Small Business Investment Company Act of 1958, as amended, together with the rules, regulations and guidance promulgated thereunder.

Confidentiality:	This Term Sheet and all information discussed herein or otherwise between the Borrowers and Lenders regarding this Term Sheet and the future proposed transaction between the parties is deemed "Confidential Information" of the Lenders. Neither this Term Sheet nor its contents are to be divulged by Borrowers to other parties, except to the Borrowers' counsel, financial advisors and existing Members, without the express written consent of the Lenders.
Anticipated Closing:	Assuming timely signing of term sheet and satisfactory completion of the due diligence investigation, the Lenders shall endeavor to negotiate and complete definitive documentation within 15 days of executing this term sheet.
Expenses:	The Borrowers shall pay all reasonable fees and expenses incurred by Lenders, including, without limitation, the underwriting/due diligence process fees, fees and disbursements of outside counsel, reasonable fees for legal, searches and the filing and recording of UCC filings and other security interests, and any other expenses in reference to structuring, documenting, closing, monitoring or enforcing the agreements shall be for the account of the Borrowers and payable at closing and otherwise on demand, including if the transactions contemplated hereby do not close.
Documentation:	The terms and conditions specified herein represent the principal terms and conditions which will be incorporated into appropriate definitive documentation but such terms and conditions are not intended to be an exhaustive description of the definitive documentation which will contain additional provisions acceptable to Borrowers and Lender.
Governing Law:	Commonwealth of Pennsylvania.
Term Sheet Expiration Date:	May 3, 2013

[Signature Page Follow]

We look forward to working with you to complete our due diligence and continuing the relationship that we have developed to date.

NewSpring Mezzanine Capital II, L.P.
By: NSM II GP, L.P.
Its General Partner
By: NSM II GP, LLC
Its General Partner

By: ____________________
Name: Steven D. Hobman
Title: President

Acknowledged and Agreed:

Emtec, Inc

By: GREGORY P. CHANDLER ____________________ Date
Title: CFO